JOE JOLLY & COMPANY, INC.

STATEMENT RELATING TO CERTAIN DETERMINATIONS REQUIRED UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AUGUST 31, 2016

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3·3 and Information Relating to the Possession or Control Requirements under Rule 15c3-3

Joe Jolly & Company, Inc. (Company), is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) in as much as the Company clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to such broker-dealer. The clearing broker-dealer carries all of the customer accounts of the Company and maintains and preserves such books and records related to customer accounts as required by Rules 17a-3 and 17a-4.